FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging

Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the "Plan") notified the Company and the under-mentioned person on 9 July 2010 of an increase in his notional interests in Ordinary shares at a price of £11.18 per share following the re-investment of dividends paid to shareholders on 8 July 2010.

Mr A P Witty	Acquisition of 326 Ordinary shares under the dividend re-investment element of the Plan (personal contribution)

Acquisition of 326 Ordinary shares under the matching element of the Plan (Company contribution)

The notional dividends accrued will be paid out in proportion to the percentage of the participants' deferred annual bonus holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a).

S M Bicknell
Company Secretary

12 July 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 12, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc